Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 17, 2004

     On February 19, 2004, the following advertisement will be published for the first time on behalf of Sanofi-Synthelabo in the European editions of The Financial Times, The Wall Street Journal and The International Herald Tribune. The same advertisement will be published again on February 20, 2004 in the European edition of The International Herald Tribune and on February 23, 2004 in the European editions of the The Financial Times and The Wall Street Journal.

     In addition, on February 17, 2004, a French language version of the following advertisement was published for the first time on behalf of Sanofi-Synthelabo in Les Echos, L’Agefi, La Tribune and Le Monde. Thereafter, the French Language version will also be published between February 18 and February 23, 2004 on one or more occasions in the following publications: Les Echos, L’Agefi, La Tribune, Le Monde, Le Figaro Economie, Libération, Le Revenu Hebdo, La Vie Financière, Investir Hebdo, Le Journal des Finances, Valeurs Actuelles and Options Finance.

     In addition, on February 19, 2004, a German language version of the following advertisement will be published for the first time on behalf of Sanofi-Synthelabo in FAZ, Handelsblatt, Financial Times Deutschland and Suddeutsche Zeitung. Thereafter, the German language version of the following advertisement will be published on February 20, 2004 in Borsen Zeitung and again on February 23, 2004 in each of the German publications mentioned in this paragraph.

* * * *

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

Because health matters 2003 RESULTS A GROUP ENJOYING DYNAMIC GROWTH • Consolidated sales*: +15.6% on a comparable basis • 2003 EPS**: +21.5% • Very positive R&D results Barring major adverse events and based on the current Group structure***, Sanofi-Synthelabo expects in 2004: - a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003, - at an exchange rate of €1 per US$1.25, an increase in earnings per share** of around 15% while at the same time accelerating R&D spending. » J.-F. Dehecq — Chairman and CEOOutstanding 2003 Performance• Consolidated sales of €8,048 million, an increase of +15.6% on a comparable basis and of+8.1% on a reported basis, mainly due to theimpact of unfavorable currency fluctuations (-7.2 percentage points). • Gross margin totaled €6,620 million (+9.1%),due in particular to the improvement in productmix and productivity and increased royalties onPlavix® and Avapro®. • Operating profit amounted to €3,075 million upby +17.6% compared with 2002 and by +34.4% at2002 exchange rates. Operating profit marginreached 38.2%, up by + 3 percentage points. • Net financial income totaled €155 millioncompared with €85 million in 2002. • Net Income amounted to €2,076 million, up +18.0%(+31.6% at 2002 exchange rates). Earnings per share was € 2.95 against €2.42 in 2002, up +21.9%. • EPS** amounted to €2.94 against €2.42 in 2002,up +21.5% (+35.5% at 2002 exchange rates). The board of directors, which met on February13, 2004, decided to ask the General Meeting of Shareholders on May 24, 2004, to approve adividend of €1.02 per share, representing anincrease of +21.5% compared to last year’s results (€0.84 per share in 2002). This dividend is due for payment on June 3, 2004. If the offer for Aventis shares has not closed by that date, the board will arrange for an interim dividend of €0.97 per share to be paid on June 3, 2004, with the balance to be paid after the offer closes. Very positive new R&D results• In phase III major compounds - Rimonabant in smoking cessation (STRATUS US study) and in obese, dyslipidemic patients (RIO-Lipids study). The Rimonabant phase III program is due to be completed at the end of 2004. If results from the phase III studies confirm the results that have just been announced, this compound addressing major health risks could become a very large blockbuster. - Dronedarone in atrial fibrillation (EURIDIS and ADONIS studies). - Ambien® CR (zolpidem MR) confirms its qualities in the induction, maintenance and duration of sleep (ZOLADULT study). The application for approval of Ambien® CR will be filed on schedule in the second quarter of 2004.• In phase IIb - Saredutant in depression. These favourable results should enable Saredutant to progress to phase III in 2004, making it the second of the Group’s depression compounds to enter phase III after SR 58611. - SR 121463 (aquaretic) in the treatment of syndrome of inappropriate secretion of antidiuretic hormone (SIADH). The favourable phase IIb results should allow phase III trials to begin in this indication during 2004. The development of tirapazamine which is ongoing in head and neck cancer, has been terminated in lung cancer. 2004 Highlights On January 26, 2004, Sanofi-Synthelabo announced a mixed public offer for Aventis shares (the “Offer”). In France, holders of Aventis securities are requested, with respect to this offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9. Two separate offers, on substantially similar terms to the Offer, will be made: in the United States to U.S. holders of Aventis securities, in compliance with U.S. securities laws; and in Germany to German holders of Aventis securities, in compliance with German securities laws. * On a comparable basis. ** Before exceptional items and goodwill amortization. *** Including the January 7,2004 agreement with Organon to acquire all of Organoninterests relating to Arixtra®, i d r a p a r i n u x a n d o t h e r oligosaccharides. This advertisement contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission and the Autorités des marchés financiers. Sanofi-Synthelabo does not undertake any obligation to update any statement that is not a historical fact. Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC) Investors are urged to read the registration statement and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthelabo. This advertisement is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction. In accordance with article 7 of COB Regulation 2002-04, this advertisement was transmitted to the Autorité des marchés financiers before its release. The complete press release is available at www.sanofi-synthelabo.com. F o r t h c o m i n g e v e n t s For further information: Investor Relations — 174, avenue de France — 75013 Paris — Tel. : +33(1) 53 77 45 45 3 April 22, 2004 — First quarter consolidated sales Freephone number: 00 800 00 07 58 76 (from the UK and Germany) 3 May 24, 2004 — Annual General Meeting www.sanofi-synthelabo.com Consolidated Sales*€8,048 million+ 15.6%Operatingprofit€3,075 million+ 17.6% Earningsper share** €2.94+ 21.5%Dividendper share €1.02+ 21.5%

A transcript of the foregoing advertisement appears below:

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SANOFI-SYNTHELABO BECAUSE HEALTH MATTERS
2003 RESULTS

[SIDE BAR TEXT]

CONSOLIDATED SALES* €8,048 MILLION + 15.6%

OPERATING PROFIT €3,075 MILLION + 17.6%

EARNINGS PER SHARE** €2.94 + 21.5%

DIVIDEND PER SHARE €1.02 + 21.5%

[FOOTNOTE TEXT]

* On a comparable basis

** Before exceptional items and goodwill amortization

*** Including the January 7, 2004 agreement with Organon to acquire all of Organon interests relating to Arixtra®, idraparinux and other oligosaccharides

A GROUP ENJOYING DYNAMIC GROWTH

•	Consolidated sales*: +15.6% on a comparable basis

•	2003 EPS**: +21.5%

•	Very positive R&D results

“Barring major adverse events and based on the current Group structure***, Sanofi-Synthelabo expects in 2004 :

-	a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003,

-	at an exchange rate of €1 per US$1.25, an increase in earnings per share** of around 15 % while at the same time accelerating R&D spending”

J.-F. Dehecq
Chairman and CEO

OUTSTANDING 2003 PERFORMANCE

•	CONSOLIDATED SALES of €8,048 million, an increase of + 15.6 % on a comparable basis and of + 8.1 % on a reported basis, mainly due to the impact of unfavorable currency fluctuations (- 7.2 percentage points).

•	GROSS MARGIN totaled €6,620 million (+ 9.1%), due in particular to the improvement in product mix and productivity and increased royalties on Plavix® and Avapro®.

•	OPERATING PROFIT amounted to €3,075 million up by + 17.6 % compared with 2002 and by + 34.4 % at 2002 exchange rates. Operating profit margin reached 38.2%, up by + 3 percentage points.

•	NET FINANCIAL INCOME totaled €155 million compared with €85 million in 2002.

•	NET INCOME amounted to €2,076 million, up + 18.0% (+ 31.6 % at 2002 exchange rates). Earnings per share was €2.95 against €2.42 in 2002, up + 21.9%.

•	EPS** amounted to €2.94 against €2.42 in 2002, up + 21.5% (+ 35.5 % at 2002 exchange rates).

The board of directors, which met on February 13, 2004, decided to ask the General Meeting of Shareholders on May 24, 2004, to approve A DIVIDEND OF €1.02 PER SHARE, REPRESENTING AN INCREASE OF + 21.5 % compared to last year’s results (€0.84 per share in 2002). This dividend is due for payment on June 3, 2004. If the offer for Aventis shares has not closed by that date, the board will arrange for an interim dividend of €0.97 per share to be paid on June 3, 2004, with the balance to be paid after the offer closes.

VERY POSITIVE NEW R&D RESULTS

•	IN PHASE III MAJOR COMPOUNDS

•	RIMONABANT in smoking cessation (STRATUS US study) and in obese, dyslipidemic patients (RIO-Lipids study). The Rimonabant phase III program is due to be completed at the end of 2004. If results from the phase III studies confirm the results that have just been announced, THIS COMPOUND ADDRESSING MAJOR HEALTH RISKS COULD BECOME A VERY LARGE BLOCKBUSTER.

•	DRONEDARONE in atrial fibrillation (EURIDIS and ADONIS studies)

•	AMBIEN® CR (Zolpidem MR) confirms its qualities in the induction, maintenance and duration of sleep (ZOLADULT study). The application for approval of Ambien® CR will be filed on schedule in the second quarter of 2004.

•	IN PHASE IIB

•	SAREDUTANT in depression. These favourable results should enable Saredutant to progress to phase III in 2004, making it the second of the Group’s depression compounds to enter phase III after SR 58611.

•	SR 121463 (aquaretic) in the treatment of syndrome of inappropriate secretion of antidiuretic hormone (SIADH). The favourable phase IIb results should allow phase III trials to begin in this indication during 2004.

The development of TIRAPAZAMINE which is ongoing in head and neck cancer, has been terminated in lung cancer.

2004 HIGHLIGHTS

On January 26, 2004, Sanofi-Synthelabo announced a mixed public offer for Aventis shares (the “Offer”). In France, holders of Aventis securities are requested, with respect to this offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9. Two separate offers, on substantially similar terms to the Offer, will be made: in the United States to U.S. holders of Aventis securities, in compliance with U.S. securities laws; and in Germany to German holders of Aventis securities, in compliance with German securities laws.

This advertisement contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission and the Autorités des marchés financiers. Sanofi-Synthelabo does not undertake any obligation to update any statement that is not a historical fact.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC) INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthelabo.

This advertisement is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

In accordance with article 7 of COB Regulation 2002-04, this advertisement was transmitted to Autorités des marchés financiers before its release. The complete press release is available at www.sanofi-synthelabo.com.

FORTHCOMING EVENTS

April 22, 2004 – first quarter consolidated sales
May 24, 2004 – Annual General Meeting

For further information :
Investor Relations – 174, avenue de France – 75013 Paris
Freephone number: 00 800 00 07 58 76 (from the UK and Germany)
www.sanofi-synthelabo.com